中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

File No.82-34675

Our Ref : BS(2005)43(JY)

05006295

1st March, 2005

RECEIVED
2005 MAR -7 A 10:

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No.82-34675

We enclose the Monthly Return on Movement of Listed Equity Securities filed by the Company with the Stock Exchange of Hong Kong Limited (the "HKSE") for the month ended 28th February, 2005 for your attention.

Please note that the above document is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
MAR 14 2005
THOMSON FINANCIAL

3/14

..../page 2

香港花園道1號52樓
52/F, 1 Garden Road, Hong Kong
網址 Website: www.bochkholdings.com
電話 Tel: (852) 2846 2700
傳真 Fax: (852) 2810 5830

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited



Jason C.W. Yeung
Company Secretary

Encl.

香港花園道一號五十二樓
52/F, 1 Garden Road, Hong Kong.
電話 Tel: (852) 2846 2700
傳真 Fax: (852) 2810 5830

Monthly Return On Movement of Listed Equity Securities

(For the month ended : 28 February 2005)

To: E-Business & Information Services of Hong Kong Exchanges and Clearing Ltd.
Fax No: 2521 7072

From: BOC Hong Kong (Holdings) Limited
(Name of Company)

Jason C. W. Yeung
(Name of Responsible Official)

Tel No: 2846 2700

Date: 1 March 2005

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

1. Ordinary shares: √
2. Preference shares:
3. Other classes of shares: please specify: ______
4. Warrants: please specify: ______

(B) Movement in Authorised Share Capital:

	No. of ordinary shares/ Preference shares/ Other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	20,000,000,000	5.00	100,000,000,000
Increase/(Decrease) (EGM approval date): (______)	Nil	N/A	Nil
Balance at close of the month	20,000,000,000	5.00	100,000,000,000

(C) Movement in Issued Share Capital:

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	10,572,780,266	Nil	Nil
Increase/(Decrease) during the month:	Nil	Nil	Nil
Balance at close of the month:	10,572,780,266	Nil	Nil

(D) Details of Movement

*Please delete and insert "N/A" wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Ordinary shares Exercise Price: HK$ 2. Ordinary shares Exercise price: HK$ 3. Ordinary shares Exercise Price: HK$ 4. Ordinary shares Exercise price: HK$	Nil				Nil	
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ________ *Subscription price:* HK$________ 2. ________ *Subscription price:* HK$________	Nil				Nil	
CONVERTIBLES* Class	Units	Converted (Units)			Units	
________ Convertible price: HK$ ________	Nil				Nil	
OTHER ISSUES OF SHARES*						
Rights Issue	Price:	Issue and allotment Date:				
Placing	Price:	Issue and allotment Date:			Nil	
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date:				
Repurchase of share		Cancellation Date:				
Redemption of share		Redemption Date:				
Consideration issue	Price:	Issue and allotment Date:				
Others (Please specify)	Price:	Issue and allotment Date:				
		Total No. of ordinary shares/preference shares/other classes of shares Increased/(decreased) during the month:				- ======

Remarks: ________________________

____

Authorised Signatory:



Name : Jason C. W. Yeung

Title : Company Secretary

Notes:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.